Exhibit 12.1

James River Coal Company
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income (loss) before income taxes	$(24,138)	$54,599	$52,513	$(96,266)	$(71,859)
Fixed Charges	52,892	34,440	21,373	22,034	22,757
Total Earnings	28,754	89,039	73,886	(74,232)	(49,102)
Fixed Charges:
Interest expense, including amortization of debt issue costs	50,096	29,943	17,057	17,746	19,764
Estimated interest factor of rental expense	2,796	4,497	4,316	4,288	2,993
Total fixed charges	52,892	34,440	21,373	22,034	22,757

Ratio of earnings to fixed charges	—	2.6	3.5	—	—
Deficiency of earnings to fixed charges	$24,138	—	$—	$96,266	$71,859